

October 24, 2013

<u>Via E-mail</u>
Mr. Patrick DeCourcy
Interim Chief Financial Officer
Allegheny Technologies Incorporated
1000 Six PPG Place
Pittsburgh, PA 15222-5479

      Re: Allegheny Technologies Incorporated
               Form 10-K
               Filed February 28, 2013
               File No. 1-12001

Dear Mr. DeCourcy:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Terence O'Brien

                      Terence O'Brien
                      Branch Chief